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SEC FILE NUMBER
8- 69159

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 9/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Rye Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 Theodore Fremd Avenue, Suite 150 South
(No. and Street)

Rye	NY	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Heller 973-669-4744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPA's PC
(Name – *if individual, state last, first, middle name*)

316 Alexander St., Suite 4	Marietta	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Callaghan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Rye Securities, LLC, as of 28 November, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 11/28/16

KEITH NEIDIG
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2020

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
September 30, 2016
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

Report of Independent Registered Public Accountant........ 1

Financial Statements

Statement of Financial Condition........ 2

Statement of Operations........ 3

Statement of Changes in Members' Equity........ 4

Statement of Cash Flows........ 5

Notes to Financial Statements........ 6

Supplementary Schedule I - Computation of Net Capital........ 9

Supplementary Schedule II & III........ 10

Independent Accountant's Report on Exemption........ 11

Exemption Report........ 12

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation........ 13

SIPC General Assessment Reconciliation Form SIPC-7........ 14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of New Rye Securities, LLC

We have audited the accompanying statement of financial condition of New Rye Securities, LLC as of September 30, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of New Rye Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Rye Securities, LLC as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of New Rye Securities, LLC's financial statements. The supplemental information is the responsibility of New Rye Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Goldman & Company CPAs P.C.
Marietta, Georgia
November 28, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

September 30, 2016

ASSETS

CURRENT ASSETS:		
Cash	$	131,052
Related party receivable		182,000
Prepaid expenses		6,716
Total current assets		319,768
TOTAL	$	319,768

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	24,412
Due to related parties		2,156
TOTAL		26,568
MEMBERS' EQUITY		293,200
TOTAL	$	319,768

The accompanying notes are an integral part of these financial statements

NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2016

REVENUE:	
Investment Banking-Advisor Fees	$ 553,820
Other	17,858
Total revenue	$ 571,678
OPERATING EXPENSES:	
Legal and professional fees	99,693
Payroll and payroll taxes	55,238
Occupancy and equipment	35,895
Consulting	45,723
Travel	19,396
Regulatory fees	20,684
Technology and Communications	13,470
Miscellaneous	7,197
Total expenses	297,296
NET INCOME	$ 274,382

The accompanying notes are an integral part of these financial statements

NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2016

MEMBERS' EQUITY, OCTOBER 1, 2015	$	18,818
Net Income		274,382
MEMBERS' EQUITY, SEPTEMBER 30, 2016	$	293,200

The accompanying notes are an integral part of these financial statements

NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2016

OPERATING ACTIVITIES:		
Net Income	$	274,382
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in related party receivable		(182,000)
Increase in prepaid expenses		(1,352)
Decrease in accounts payable		(12,124)
Increase in due to related parties		2,156
Net cash provided by operating activities		81,062
NET INCREASE IN CASH		81,062
CASH AT BEGINNING OF YEAR		49,990
CASH AT END OF YEAR	$	131,052

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

New Rye Securities, LLC (the "Company") was organized on July 17, 2012 as a Delaware limited liability company for the purpose of conducting business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company intends to provide private placement services from its office in Rye, NY. As a limited liability company the members' liability is limited to their investment. On March 22, 2013, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") and, as such, is registered with the Securities and Exchange Commission (the "SEC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles, which is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains a cash balance in one bank account which at times, may exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited.

Revenue Recognition

Advisory fee revenue is recognized at the time the services are completed.

3. INCOME TAXES

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company's policy is to recognize accrued interest and penalties in general and administration expense. The Company has not recognized in these financial statements any interest or penalties related to income taxes, and has no material unrecognized tax benefits. Tax returns since inception are subject to examination.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of income.

4. CONCENTRATIONS

The Company earned 94.9% of its revenue from one customer during the year-ended September 30, 2016.

5. RELATED PARTY TRANSACTIONS

A customer of the Company paid $182,000 to the widow of one of its 50% members in error. As a result, there is a related party receivable for $182,000 as of September 30, 2016. Additionally, as of September 30, 2016, the Company had two 50% members. One of the members was in negotiation to purchase the 50% share of the Estate of the other 50% member. The intent is to have the $182,000 applied to the purchase price per the buy/sell agreement. Once the agreement is final, the $182,000 will be treated as a distribution. It is anticipated the agreement will be final within 30 days from the audit report date.

The Company had an expense sharing agreement with an affiliated entity under common ownership (the "affiliate"). Under the terms of this agreement, the Company subleased a portion of the property of which the affiliate is the lessee and pays the affiliate a fixed amount set forth in the agreement. The Company also paid the affiliate for other shared office expenses. For the year ended September 30, 2016, the Company paid $10,566 to the affiliate in connection with this agreement. This agreement ended in March, 2016.

As of September 30, 2016, the Company had $2,156 payable to a member for reimbursement of expenses.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2016, the Company had net capital of $104,484 which was $99,484 in excess of its required net capital of $5,000 The Company's percentage of aggregate indebtedness to net capital was 25.43%.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were available to be issued, and has determined that only the buy/sell agreement mentioned in note 5 is a subsequent event.

NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2016

	SCHEDULE 1
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 293,200
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Related party receivable	(182,000)
Prepaid expenses	(6,716)
NET CAPITAL	$ 104,484
AGGREGATE INDEBTEDNESS -	
Accounts payable and accrued expenses	24,412
Due to related party	2,156
Total aggregate indebtedness	$ 26,568
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 5,000
Excess net capital	99,484
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	98,484
Percentage of aggregate indebtedness to net capital	25.43%

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of September 30, 2016

The accompanying notes are an integral part of these financial statements

NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

September 30, 2016

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securitites to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of New Rye Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) New Rye Securities, LLC indicated that it does not fit into one of the exemptive provisions of 17 C.F.R. §240.15c3-3(k). However, since New Rye Securities, LLC does not hold customer funds or securities, it has filed an exemption report rather than a compliance report since its business activities are limited to receiving compensation for identifying potential merger and acquisition opportunities for a client and (2) New Rye Securities, LLC stated that New Rye Securities, LLC met the conditions identified in item 1 throughout the most recent fiscal year without exception. New Rye Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about New Rye Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Goldman & Company CPAs PC
Marietta, Georgia
November 28, 2016

goldman

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

NEW RYE SECURITIES, LLC

New Rye Securities, LLC

November 28, 2016

New Rye Securities, LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. This Exemption Report was prepared as required by 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended September 30, 2016 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

New Rye Securities, LLC



John P. Callaghan
President

411 Theodore Fremd Avenue, Suite 150, Rye, NY 10580 Phone: 888-908-9496 x102 Fax: 203-286-4755
E-Mail: john@newryesecurities.com Web: www.NewRye.com

goldman

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
New Rye Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, which were agreed to by New Rye Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating New Rye Securities, LLC's compliance with the applicable instructions of Form SIPC-7. New Rye Securities, LLC's management is responsible for New Rye Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 28, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended Sept 30, 2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

New Rye Securities, LLC

411 Theodore Fremd Ave., Suite 150 South

Rye, NY 10580

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $1382.56

B. Less payment made with SIPC-6 filed (**exclude interest**) (1312.50)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 70.06

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $70.06

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

New Rye Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 28 day of November, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Oct 1, 2015 and ending Sept 30, 2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$553,023
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$553,023
2e. General Assessment @ .0025	$1382.56
	(to page 1, line 2.A.)